UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

SoFi Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
83406F102
(CUSIP Number)

Kenneth A. Siegel, Esq.	Scott Lesmes, Esq.
Morrison & Foerster LLP	David P. Slotkin, Esq.
Shin-Marunouchi Building, 29th Floor	Morrison & Foerster LLP
5-1, Marunouchi 1-Chome	2100 L Street, NW, Suite 900
Chiyoda-ku, Tokyo, 100-6529 Japan	Washington, DC 20037
011-81-3-3214-6522	(202) 887-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 83406F102
1	NAMES OF REPORTING PERSONS
Delaware Project 10 L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
83,216,977

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
83,216,977

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,216,977

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 922,103,100 Shares outstanding on June 30, 2022, as reported by the Issuer in its Form S-3 Registration Statement filed with the SEC on July 15, 2022.

(The terms used above are defined in the Explanatory Note of this Schedule 13D Amendment, and in Items 1, 2 and 6 of the Schedule 13D).

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CUSIP NO. 83406F102
1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
83,216,977

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
83,216,977

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,216,977

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 922,103,100 Shares outstanding on June 30, 2022, as reported by the Issuer in its Form S-3 Registration Statement filed with the SEC on July 15, 2022.

(The terms used above are defined in the Explanatory Note of this Schedule 13D Amendment, and in Items 1, 2 and 6 of the Schedule 13D).

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CUSIP NO. 83406F102
EXPLANATORY NOTE

This Amendment No. 4 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2021, as amended by the Schedule 13D Amendment No. 1 filed with the SEC on July 23, 2021, Schedule 13D Amendment No. 2 filed with the SEC on November 15, 2021 and Schedule 13D Amendment No. 3 filed with the SEC on April 1, 2022  (as amended by the Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), and its wholly owned subsidiary Delaware Project 10 L.L.C, a Delaware limited liability company (“Project 10 LLC”, and together with SoftBank, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Shares”), of SoFi Technologies, Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged.  Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended such that all references to Appendices A-1 and A-4 contained within Item 2 shall refer to the Appendices included with this Schedule 13D Amendment.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Item 5 of this Schedule 13D is hereby incorporated by reference.

The Reporting Persons have determined to sell some or all of their holdings of Shares of the Issuer in the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  The number of shares the Reporting Persons ultimately sell and the timing thereof will depend on many factors, including the trading market for the Shares at prices that would make the sale of Shares desirable, the availability of vehicles other than open market sales through which Shares can be sold, general market and economic conditions, and other factors the Reporting Persons deem relevant.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Appendices A-1 or A-4 attached to the Schedule 13D, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented to include the following:

(a)-(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference.  Project 10 LLC beneficially owns 83,216,977 Shares, which represents approximately 9.0% of the 922,103,100 Shares outstanding as of June 30, 2022, as reported by the Issuer in its Form S-3 Registration Statement filed with the SEC on July 15, 2022.  Project 10 LLC is an indirect, wholly owned subsidiary of SoftBank.  As a result, SoftBank may be deemed to beneficially own the shares of Common Stock beneficially owned by Project 10 LLC.

 (c) On August 5, 2022, the Reporting Persons sold 5,381,785 Shares at a weighted average price of $7.99, with sales prices ranging from $7.82 to $8.26.  On August 8, 2022, the Reporting Persons sold 6,683,133 Shares at a weighted average price of $8.17, with sales prices ranging from $7.88 to $8.48.  The Reporting Persons undertake to provide the Issuer, any stockholder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this Item 5(c).

Other than the sale of Shares in the open market transactions described above, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons set forth on Appendices A‑1 and A-4, has effected any transaction in Shares during the past sixty (60) days.

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CUSIP NO. 83406F102
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2022

SOFTBANK GROUP CORP.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department

DELAWARE PROJECT 10 L.L.C.

By:	/s/ Stephen Lam
Name:	Stephen Lam
Title:	Manager

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CUSIP NO. 83406F102
APPENDIX A-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.
Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.
Yoshimitsu Goto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; President, Representative Director (Chairperson of the Board), A Holdings Corporation

Kentaro Kawabe*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
Board Director of SoftBank Group Corp.; President and Representative Director, Co-CEO, Z Holdings Corporation; Executive Director, ZOZO, Inc.; Board Director, SoftBank Corp.; President and Representative Director, President Corporate Officer, CEO (Chief Executive Officer), Yahoo Japan Corporation

Keiko Erikawa*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
External Board Director, Independent Officer of SoftBank Group Corp.; Chairman Emeritus (Director), KOEI TECMO GAMES CO., LTD; Board Director, KOEI TECMO EUROPE LIMITED; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD.; Director, Foundation for the Fusion Of Science and Technology

David Chao*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Co-Founder and General Partner, DCM Ventures; Board Director, SoftBank Group Corp.
Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
External Board Director, Independent Officer of SoftBank Group Corp.; Director, Ricoh Company, Ltd.; Director, Isetan Mitsukoshi Holdings Ltd.; Counsellor, Bank of Japan;  Counselor, MITSUI & CO., LTD.; Director, Takeda Pharmaceutical Company Limited
MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

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CUSIP NO. 83406F102
Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Professor, Graduate School of Engineering at the University of Tokyo
Kenneth A. Siegel*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, Japan 100-6529

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO CORPORATION

Yuji Nakata**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member of SoftBank Group Corp.
Keiichi Otsuka**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member of SoftBank Group Corp.; Director, Shizuoka Bank (Europe) S.A.; Representative of Otsuka CPA Office; Audit & Supervisory Board Member, TBK Co., Ltd.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.

Timothy A. Mackey, a citizen of New Zealand SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, CLO & GCO of SoftBank Group Corp.
Seiichi Morooka, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer of SoftBank Group Corp.
Rajeev Misra, a citizen of the United Kingdom of Great Britain and Northern Ireland SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President of SoftBank Group Corp.

*	Director
**	Corporate Auditor

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CUSIP NO. 83406F102
APPENDIX A-4

MANAGERS
OF
DELAWARE PROJECT 10 L.L.C.

Set forth below is a list of each manager of Delaware Project 10 L.L.C. setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Stephen Lam, a citizen of the United States of America 1 Circle Star Way, San Carlos, CA 94070	General Counsel of SoftBank Group International

Alex Clavel, a citizen of the United States of America 1 Circle Star Way, San Carlos, CA 94070	Chief Executive Officer of SoftBank Group International

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